SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant's Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

VOTORANTIM CELULOSE E PAPEL S.A
Publicly traded company
CNPJ/MF n. 60.643.228/0001-21
NIRE: 35.300.022.807

NOTICE TO THE MARKET

On October 10th,2008 Votorantim Celulose e Papel (VCP) received from the São Paulo Stock Exchange (Bovespa), the Ofício GAE/SAE 2.463-08 below:

Dear Sirs,
We ask for further information about the news published in the Valor Econômico newspaper, October 10th edition, bearing the title “VCP postpones plans to build R$1.5 billion mill in the South”, as well as other information considered of relevance on the matter.
Yours faithfully,

Nelson Barroso Ortega
Gerência de Acompanhamento de Empresas
Bolsa de Valores de São Paulo S.A. - BVSP
Phone: (011) 3233-2063/3233-2222

Votorantim Celulose e Papel S.A. (“VCP”), a company established at Alameda Santos 1.357, 6th floor, in the city and state of São Paulo, bearer of CNPJ/MF number 60.643.228/0001-21, in response to the aforementioned letter, states the following:

We clarify that the Losango Project, in the state of Rio Grande do Sul, is part of VCP’s long term expansion plans, which first step is being taken with the operational start-up of the Horizonte Project, in the city of Três Lagoas, Mato Grosso do Sul state, in May 2009.

The Losango Project will demand a forestry base of approximately 140,000 hectares planned to be developed during 8 years, from 2004 to 2011, which is proceeding as planned. At September 30, 2008 VCP owned 110,394 hectares of land in Rio Grande do Sul and it also develops a forestry incentive project denominated Forestry Savings in partnership with local producers. At that date, there were 53,091 hectares effectively planted with eucalyptus and 56,276 hectares of preserved area with native vegetation.

According to the original schedule the Industrial Losango Project was to be presented for Board Approval by July 2009 and, if approved, the equipment acquisition and start up of construction would have begun by the second half of 2009, in order to have the mill operating by the second half of 2011.

At this moment VCP’s management is analyzing the possibility of delaying - for a not yet defined period - the implementation of Industrial Losango Project in view of the material changes in the global macroeconomic scenario which will certainly reduce world economic growth for the next years as well as the growth in demand for the main commodities.

VCP reaffirms its intention to keep investing in Rio Grande do Sul by developing the planned forestry base and to implement the Industrial Losango Project as soon as the world demand for pulp justify this investment.

We restate that even with the consistent results delivered by VCP, the moment requires caution and demands conservative measures until the stabilization of the macroeconomic scenario.

We remain available for further information.

São Paulo, October 13th, 2008.

José Luciano Duarte Penido
CEO and Investor Relations Officer
Votorantim Celulose e Papel S.A.

VOTORANTIM CELULOSE E PAPEL S.A
Publicly traded company
CNPJ/MF n. 60.643.228/0001-21
NIRE: 35.300.022.807

Material Fact
(USGAAP)

The management of VOTORANTIM CELULOSE E PAPEL S.A. (“VCP”), in reference to the Market Notice issued on October 10th by the Votorantim Group with respect to derivative operations and to the Ofício CVM/SEP/GEA-2/N°253/08, informs that:

1. VCP, a Company controlled by the Votorantim Group, has its own Corporate Governance criteria and manages its cash and hedge positions in an autonomous and independent manner. We reaffirm that VCP’s current exposure to derivative instruments is in line with its internal policies and follows the risk control protocols adopted by the Company.

2. Most of VCP’s sales are US Dollar denominated while over half of its costs incurred are in Brazilian Reais. In order to protect its cash flow from the Real appreciation over the past years, VCP has made derivative operations according to its conservative risk management criteria.

3. The operations denominated “Target Forward” represent a total notional value of US$174 million at September 30, 2008, maturing throughout 12 monthly contractual fixings of about US$15 million each, which represents only 20% of VCP sales in US Dollars of approximately US$76 million per month.

4. The fair value of all open derivatives instruments at the base date of September 30, 2008 resulted in a financial expense of R$145 million in the quarter, considering the interest rate curve, the currency volatility and final exchange rate at closing. VCP is not required to pay this amount at this time. The cash effect will only occur on the contractual fixing dates, when the operations will receive or disburse cash as the case may be.

5. None of the operations have margin call or daily adjustment.

6. During the third quarter the cash effect of the derivative operations was positive R$8,3 million.

7. In addition to the impact of the above derivative instruments on the financial results, the effect of exchange rate variation over VCP’s debt denominated in dollars, at September 30, 2008, was negative R$465 million. In the same manner as with the aforementioned derivative instruments, this expense does not have an immediate cash impact, since the average term of VCP’s debt is 4 years.

8. On September 30, 2008 VCP’s cash and financial investments positions were approximately R$864 million. R$186 million of the total were invested in US Dollars that, along with the revenues on the same currency before mentioned on item 3, create a natural hedge over the effects of the exchange rate volatility on debt amortizations.

Further information on this matter will be given on the 3Q08 Conference Call, scheduled for October 17th,2008.

São Paulo, October 13th, 2008.

José Luciano Duarte Penido
CEO and Investor Relations Officer
Votorantim Celulose e Papel S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 13, 2008

VOTORANTIM PULP and PAPER INC. (Registrant)

By:	/s/ José Luciano Duarte Penido
	Name:	José Luciano Duarte Penido
	Title:	Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.